SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

chinadotcom corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G2108N109

(CUSIP Number)

December 20, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUPID No. G2108N109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Asia Pacific Online Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 14,549,347 7. Sole Dispositive Power 0 8. Shared Dispositive Power 14,549,347

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,549,347

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount in Row (9) 14.36%

12.	Type of Reporting Person (See Instructions) CO

Item 1.	(a) Name of Issuer chinadotcom corporation

(b) Address of Issuer’s Principal Executive Offices 34/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

Item 2.	(a) Name of Person Filing Asia Pacific Online Limited

(b) Address of Principal Business Office or, if none, Residence Scotia Centre, 4/F, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands

(c) Citizenship N/A

(d) Title of Class of Securities Class A Common Shares

(e) CUSIP Number G2108N109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 14,549,347

(b) Percent of class: 14.36%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 14,549,347

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 14,549,347

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

                N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                Holding Company or Control Person.

                N/A

Item 8.    Identification and Classification of Members of the Group

                N/A

Item 9.    Notice of Dissolution of Group

                N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2003
Date

/s/ Yip Hak Yung Peter
Signature

Yip Hak Yung, Peter/Director Name/Title